FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                              November 8, 2000


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)


                              1 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                              -----


Attached hereto and incorporated by reference herein are Registrant's Immediate Press Releases as follows:



      (i) Release, dated October 26, 2000, entitled "VocalTec Reports Third Quarter 2000 Results."



                THE INFORMATION IN THIS FORM 6K OF VOCALTEC
            COMMUNICATIONS LTD. (THE "COMPANY") IS INCORPORATED
               BY REFERENCE INTO THE FORM F-3 OF THE COMPANY,
          REGISTRATION NUMBER 333-8764, FILED WITH THE SECURITIES
                  AND EXCHANGE COMMISSION ON MAY 13, 1998.



                                 SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     VOCALTEC COMMUNICATIONS LTD.
                                    (Registrant)


                                     By: /s/ Jeffrey Dykan
Dated: November 8, 2000                  ------------------------------
                                         Jeffrey Dykan
                                         Chief Financial Officer



[VOCALTEC LOGO]



                VOCALTEC REPORTS THIRD QUARTER 2000 RESULTS
               Quarterly revenues grow by 67% year over year

FORT LEE, NEW JERSEY, OCTOBER 26, 2000 - VocalTec Communications Ltd., (VocalTec) (NASDAQ: VOCL), today announced financial results for the third quarter ended September 30, 2000. Revenues increased 67 percent to a record $11.3 million and the net loss narrowed to $4.5 million, or $0.37 per share, compared to a net loss for the year-ago period of $5.6 million, or $0.49 per share.

For the nine months ended September 30, 2000, VocalTec reported revenues of $29.8 million, an increase of 57 percent over the $18.9 million reported for the same period last year. The net income for the first nine months of 2000 was $33.2 million, or $2.52 per diluted share, compared to a net loss of $23.2 million, or $2.03 per share, for the year-ago period. The net loss for the first nine months of 1999 included a one-time restructuring charge of $827,000, or $0.07 per share, in the second quarter of 1999, and net income figures for the same period in 2000 included a net after tax gain of $48.7 million on the sale of ITXC Corp. shares in the first quarter of 2000.

"For the second straight quarter, sales in Asia accounted for more than 25 percent of total revenue. Reflecting the strength of our strategic partnerships, OEM software sales accounted for approximately 14 percent of total revenue," said Elon Ganor, Chairman and Chief Executive Officer of VocalTec. "In terms of our service businesses, we are receiving positive feedback from customers regarding the quality, features and ease of use of our Surf&Call Network Services(TM), and are actively pursuing key customer relationships and alliances. On the TrulyGlobal(TM) side, we expect to announce public availability of the service for carriers in November."

"The third quarter saw many repeat orders and several new deals," said Ira Palti, President of the IP Telephony Group. "We have also successfully signed up customers, such as ISF in Japan, to use our enhanced services platform." As announced on September 28, ISF Corporation, an Internet Telephony Service Provider, intends to establish a regional clearinghouse for Asia, based on VocalTec technology.

Within VocalTec, third quarter orders continued to result in larger deployments. As announced on October 5, the expanded relationship between VocalTec and Huawei Technologies Co. Ltd. resulted in the largest IP Telephony network within China Telecom. According to Zwicka Ben Zion, President of the VocalTec Head Office in Asia, "As a result of the cooperation with Huawei, VocalTec's Network Operations Center at China Telecom now passes traffic over a significantly greater number of E1 lines than the next largest vendor."




ABOUT VOCALTEC
VocalTec Communications Ltd. (NASDAQ: VOCL) is a leading supplier of Internet telephony solutions, credited with launching the VOIP (Voice Over Internet Protocol) industry in 1995. The Company has three business units:
VocalTec, which provides turnkey IP Telephony solutions to service providers; Surf&Call Network Services, which offers services to web-enabled call centers; and TrulyGlobal Inc., which enables carriers to provide a personal unified communication service to their customers. VocalTec is a founder of ITXC Corp. (NASDAQ: ITXC), a leading exchange carrier for Internet telephony services established in 1997. VocalTec currently holds
4.8 million shares of ITXC. Visit us at www.vocaltec.com

NOTE: VocalTec, Surf&Call and TrulyGlobal are trademarks or registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission.


For more information contact:

ADAM SCHWARTZ
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel: 212-554-7448
aschwartz@vorhaus.com

LAURA GAVIN
MarCom Manager
VocalTec Communications
Tel: 201-228-7000 x 6207
pr@vocaltec.com

CARMEN DEVILLE
Investor Relations
VocalTec Communications
Tel: 201-228-7000 x 6208
ir@vocaltec.com


                            VOCALTEC COMMUNICATIONS LTD.
                               RESULTS OF OPERATIONS
       All data in thousands of U.S. dollars except per-share and share data

                                           THREE MONTHS ENDED         NINE MONTHS ENDED
                                              SEPTEMBER 30               SEPTEMBER 30
                                         ---------------------      ---------------------
                                           2000          1999          2000        1999
                                         ---------   ---------      ---------   ---------
Net Sales                                  11,305       6,761         29,754      18,942
Cost of Sales                               3,734       2,061          9,404       5,875
                                         ---------   ---------      ---------   ---------
       Gross Profit                         7,571       4,700         20,350      13,067
                                         ---------   ---------      ---------   ---------
Operating Expenses:

  Research & Development costs, net         3,387       3,096          9,863      10,516
  Marketing & Selling expenses              7,645       6,138         21,935      21,015
  General & Administrative expenses         2,099       1,359          6,384       4,741
                                         ---------   ---------      ---------   ---------
    Total Operating Expenses               13,131      10,593         38,182      36,272
                                         ---------   ---------      ---------   ---------

    Operating loss                         (5,560)     (5,893)       (17,832)    (23,205)
                                         ---------   ---------      ---------   ---------

Other income (expenses), net                    -           -         57,744        (827)
Financing income, net                       1,040         240          2,351         790
                                         ---------   ---------      ---------   ---------
    Income (loss) before income taxes      (4,520)     (5,653)        42,263     (23,242)
Income taxes                                    -           -          9,013           -
                                         ---------   ---------      ---------   ---------

     Net income (loss)                     (4,520)     (5,653)        33,250     (23,242)
                                         =========   =========      =========   =========

Net income (loss) per ordinary share:
   Basic                                    (0.37)      (0.49)          2.76       (2.03)
                                         =========   =========      =========   =========
   Diluted                                  (0.37)      (0.49)          2.52       (2.03)
                                         =========   =========      =========   =========

Weighted average number of ordinary
shares used in coputing per share
amounts:
   Basic                                   12,117      11,472         12,065      11,444
                                         =========   =========      =========   =========
   Diluted                                 12,117      11,472         13,213      11,444
                                         =========   =========      =========   =========



                                   VOCALTEC COMMUNICATIONS LTD.
                           RESULTS OF OPERATIONS-SEGMENT INFORMATION
                                   (In thousands of U.S. dollars)

                                                             SURF&CALL
                                          IP Telephony   Network Services   TrulyGlobal     Total
                                          ------------   ----------------   -----------   ---------
Three months ended September 30 , 2000
   Net Sales                                 10,101            1,204              -         11,305
   Operating Loss                            (2,825)          (1,042)         (1,693)       (5,560)


Nine months ended September 30 , 2000
   Net Sales                                 26,364            3,390               -        29,754
   Operating Loss                           (11,208)          (1,901)         (4,723)      (17,832)




                         CONSOLIDATED BALANCE SHEET
                       (In thousands of U.S. dollars)


                                                 SEPTEMBER 30      DECEMBER 31
                                                    2000               1999
                                                 ------------      -----------

Current Assets
  Cash and cash equivalents                          36,095            31,915
  Short term investments                             22,389             1,730
  Trade receivables, net                              4,123             6,163
  Other receivables                                   4,486             3,068
  Inventories                                         4,727             1,602
                                                 -----------       -----------
       Total Current Assets                          71,820            44,478
                                                 -----------       -----------

Investments and Long Term Deposits
  Investments in companies                           20,235            37,845
  Bank deposits                                       4,000                 -
                                                 -----------       -----------
                                                     24,235            37,845
                                                 -----------       -----------

Equipment
  Cost                                               15,614            11,539
  Less - accumulated depreciation                     8,374             5,920
                                                 -----------       -----------
                                                      7,240             5,619
                                                 -----------       -----------

Deposit with insurance companies                      1,659             1,329
                                                 -----------       -----------

                                                    104,954            89,271
                                                 ===========       ===========



    CONSOLIDATED BALANCE SHEET CONTINUED (In thousands of u.s. dollars)

                                                 SEPTEMBER 30      DECEMBER 31
                                                    2000              1999
                                                 ------------      -----------


Current Liabilities
  Accounts payable and accrued expenses              20,873             8,503
  Deferred revenues                                   2,245                 -
  Accrued income taxes                                2,633                 -
                                                 -----------       -----------
                                                     25,751             8,503
                                                 -----------       -----------

Long Term Liabilities
  Long term bank loans                                    -            20,017
  Deferred income taxes                               6,712                 -
  Accrued severance pay                               2,219             1,761
                                                 -----------       -----------
                                                      8,931            21,778
                                                 -----------       -----------

       Total Liabilities                             34,682            30,281
                                                 -----------       -----------

Shareholders' Equity
  Share capital
    Ordinary shares of NIS 0.01 par value:
      Authorized - 30,000,000 shares;
      Issued and outstanding - 12,123,680
       shares as of  September 30,2000 and
       113671,302 as of December 31, 1999                36                35
  Share premium                                      96,989            94,627
  Deferred compensation                                (117)             (188)
  Accumulated other comprehensive income             10,069            34,471
  Accumulated deficit                               (36,705)          (69,955)
                                                 -----------       -----------
        Total Shareholders' Equity                   70,272            58,990
                                                 -----------       -----------

                                                    104,954            89,271
                                                 ===========       ===========